[Central Valley Community Bancorp Letterhead]

March 31, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C.  20549

Attn: Kevin W. Vaughn, Accounting Branch Chief

RE:

Central Valley Community Bancorp (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 19, 2009

Form 10-Q for the Period Ended September 30, 2009

Filed November 13, 2009

File No. 000-31977

Ladies and Gentlemen:

This letter is in response to your letter dated March 22, 2010 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Annual Reports on Forms 10-K filed on March 19, 2009, and on our Quarterly Report on Form 10-Q filed on November 13, 2009.  Our responses to the specific comments are set forth below.  For convenience, the comments from the Letter are stated in italics prior to our responses.

Form 10-K for the year ended December 31, 2008

Item 8. Financial Statements

Note 19. Subsequent Event, page 103

1.              Please address the following regarding your response to prior comment 1 from our letter dated February 18, 2010:

a.                          Tell us how you considered EITF 07-5 in determining the appropriate accounting treatment for your preferred stock and warrants issued under the TARP program.

b.                          As part of your allocation of the consideration received between the preferred stock and the warrants, tell us how you considered the contingent provisions of the warrants in determining the fair value of the warrants that were contingently exercisable.

c.                           Tell us how you considered whether to separately value the warrants that were contingently exercisable from the warrants that were not contingently exercisable.

d.                          Tell us how you considered the guidance of Example 1 of EITF 07-05.  Specifically, tell us how you considered the application of the guidance in Step 2.

e.                           Tell us in detail how you accounted for the removal of the contingency on the warrants that were contingently exercisable following your offering in December 2009.  Tell us the accounting guidance on which you relied for that accounting treatment.

Response:

In determining the correct accounting treatment for the warrants issued under the TARP program, we considered the provisions of EITF 07-5 and determined that the warrants fall into two classes; the first class had a contingency exercise provision and the second class had no contingency exercise provision.  Since both classes of warrants met the requirements of both steps included in EITF 07-5, we determined that the warrants are indexed solely to the Company’s own stock and therefore treatment as permanent equity is appropriate.  As such, we computed a separate fair value for each of the two classes of warrants.

We also relied on the conclusions reached in a letter dated October 24, 2008 written to the U.S. Department of Treasury by Mr. James Kroeker, Deputy Chief Accountant, Securities and Exchange Commission, and Mr. Russell Golden, Technical Director, Financial Accounting Standards Board, wherein the conclusion was reached that permanent equity treatment was appropriate for TARP warrants.

We have modified our disclosure of the allocation of the proceeds of the Preferred Stock and Warrant and will include the following disclosure in our future filings with the Commission, including our filing on Form 10-K for the year ended December 31, 2009:

The Company allocated the proceeds received from the U.S. Treasury between the Series A Preferred Stock and the Warrant issued based on the estimated relative fair values of each.  The fair value of the Series A Preferred Stock was determined using a net present value calculation for preferred stock.  The fair value of the Warrant was estimated based on a Black-Scholes-Merton model.  The recorded investment in Series A Preferred Stock was $6,775,000 and the fair value allocated to the Warrant was $225,000.  The discount recorded on the Series A Preferred Stock was equal to the fair value of the imbedded Warrant and is amortized using the level-yield method over five years.

The following table identifies the amount of the proceeds allocated to the Series A Preferred Stock and the Warrant based on their relative fair values.

	Series A		Total
	Preferred		Fair
	Stock	Warrant	Value

Fair value per share	$820.86	$1.21	$—
Number of shares	7,000	158,133	—
Fair value	$5,746,000	$191,000	$5,937,000
Percent of total fair value	96.78%	3.22%	—
Allocation of $7,000,000 proceeds based on percent of total fair value	$6,775,000	$225,000	$7,000,000

The Company calculated the fair value of the Series A Preferred Stock using a net present value calculation for preferred stock with a five year call option, with an annual dividend rate of 5.0% and a 10.0% discount rate.  Management determined the discount rate of 10.0% was appropriate based on the Company’s risk profile using a Capital Asset Pricing model (CAPM).

The Company based the fair value of the Warrant granted using a Black-Scholes-Merton pricing model that uses assumptions based on estimated expected life, expected stock volatility and a discount rate based on the risk-free interest rate.  Stock volatility is based on the historical volatility of the Company’s stock.  The risk-free rate is based on the U.S. Treasury yield curve for the periods within the contractual life of the Warrant in effect at the time of grant.  The fair value of the Warrant was estimated on the date of grant using: i) dividend yield of 0.10%; ii) expected volatility of 32.13%; iii) 1.52% risk-free interest rate; iv) expected term of six and one half years; and v) expected vesting of the contingently exercisable portion of the Warrant of 85%.

The Company disclosed in Footnote 19 of the Consolidated Financial Statements included in the Form 10-K for the year ended December 31, 2008, that the fair value of the Warrant was calculated at $460,000, which was actually the allocation of the total TARP CPP proceeds to the Warrant rather than the fair value of the Warrant.  In addition, that amount was erroneously calculated, as the market value amount used in the Black-Scholes-Merton model was equal to the strike price of the Warrant rather than the actual closing price of the Company’s common stock on the date the Warrant was issued.  Subsequent to filing the Form 10-K for the year ended December 31, 2008, the Company estimated the correct fair value of the Warrant to be $191,000, and the allocation of the total TARP CPP proceeds based on the relative fair value of the Warrants to be $225,000.  Based on the five year amortization period used by the Company for accreting the resultant preferred stock discount equal to the Warrant allocation, the difference between the $460,000 originally reported in the Form 10-K for the year ended December 31, 2008 and the corrected $225,000 amount was deemed immaterial by management, and therefore the correction was made to the Form 10-K for the year ended December 31, 2009 rather than restating the subsequent event footnote in the Form 10-K for the year ended December 31, 2008.

Form 10-Q for the period ended September 30, 2009

Item 1. Financial Statements

Note 4. Investments, page 10

2.              We note your response to prior comment 2 from our letter dated February 18, 2010, including the fact that the $300,000 other-than-temporary charge taken during the fourth quarter of 2009 related to the Countrywide CMO security (CUSIP 12668BPM9).  We also note in your response to prior comment 3 that that same security had an unrealized loss of $280,601 as of December 31, 2009 and that you sold this security at a loss in the first quarter 2010.  Please address the following regarding this security:

a.                          Tell us why you sold this security and the specific reason(s) for the decrease in fair value, including whether the event(s) that caused the decrease and related other-than-temporary impairment charge was attributable to something prior to or subsequent to year end;

b.                          Tell us why you did not write-down this security by the additional unrealized loss amount of $280,601, which would have resulted in a total other-than-temporary charge of $580,601 at December 31, 2009;

c.                           Tell us the amount of the loss recognized on the sale of this security in the first quarter of 2010 if the loss was an amount other than the $280,601 unrealized loss amount at December 31, 2009; and

d.                          Tell us how you considered the realized loss on this security in valuing your remaining CMO securities as of December 31, 2009, including whether the decrease in this security’s fair value reflected a risk that your remaining CMO portfolio may have been other-than-temporarily impaired at December 31, 2009 or whether the decrease was limited solely to this one particular security.

Response:

Due to a typographical error, our response to the Commission’s prior comment 2 from your letter dated February 18, 2010 incorrectly identified the security for which we recognized a $300,000 other-than-temporary impairment as CUSIP 12668BPM9.  Our response should have properly identified the correct CUSIP 126694G93.  The table below in our response to comment 4 of this letter has been corrected to reflect the book value and market value for CUSIP 126694G93.  This security was sold at a loss of $300,000 in January 2010 in an attempt to decrease our classified assets.  As of December 31, 2009 we compared the net present value of the cash flows expected to be collected on this security to the amortized cost basis of the security and determined that no credit loss existed.  As there was no decrease in fair value of this security between December 31, 2009 and the date of sale, we do not believe that the economic loss realized on the sale of this security affected our other-than-temporary impairment analysis performed as of December 31, 2009 for the remaining CMO securities in our portfolio.

3.              We note your response and proposed disclosure to prior comment 3 from our letter dated February 18, 2010 related to your private residential CMOs.  Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

a.                          Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.

b.                          Deferrals and defaults:

•                  Please tell us in detail how you develop your estimate of future deferrals and defaults.

•                  Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.  To the extent that you estimate losses to a security by forecasting the underlying mortgage loans’ performance in each transaction, as disclosed in your response, please tell us whether you rely on third-party appraisals to value the underlying mortgage loans or whether you determine the underlying mortgage loan value based on internally derived calculations and methodology.  If you use an internal calculation, please describe in detail your methodology including the specific assumptions utilized.

•                  Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

•                  Tell us and disclose in future filings your recovery rate assumption and how you determine it.  Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

•                  Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculations of cash flows expected to be collected at period end.

•                  To the extent you rely on “credit support”, as disclosed in your response, please tell us the specific credit support or credit enhancement features for each security and how those features were incorporated in your calculation of cash flows expected to be collected at period end.

c.                           Prepayment rate:

•                  Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).

•                  Tell us and disclose in future filings your prepayment assumption and how you determine it.

•                  If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.

•                  Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.

•                  If you used 0% as your assumption at December 31, 2009, please explain to us why you believe this is reasonable.

•                  If you used 0% as your assumption at December 31, 2009, please provide us a sensitivity analysis of the change in credit loss at September 30, 2009 if you used a 1% prepayment assumption.

Response:

The following disclosure will be included in our future filings with the Commission, including our filing on Form 10-K for the year ended December 31, 2009:

The Company’s evaluation also includes estimating projected cash flows that the Company is likely to collect based on an assessment of all available information about the applicable security on an individual basis, the structure of the security, and certain assumptions, such as the remaining payment terms for the security, prepayment speeds, default rates, loss severity on the collateral supporting the security based on underlying loan-level borrower and loan characteristics, expected housing price changes, and interest rate assumptions, to determine whether the Company will recover the entire amortized cost basis of the security.  In performing a detailed cash flow analysis, the Company identified the best estimate of the cash flows expected to be collected.  If this estimate results in a present value of expected cash flows (discounted at the security’s effective yield) that is less than the amortized cost basis of the security, an OTTI is considered to have occurred.

To assess whether it expects to recover the entire amortized cost basis of its PLRMBS, the Company performed a discounted cash flow analysis for all of its PLRMBS as of December 31, 2009.  In performing the discounted cash flow analysis for each security, the Company uses a third-party model. The model considers borrower characteristics and the particular attributes of the loans underlying the Company’s securities, in conjunction with assumptions about future changes in home prices and other assumptions, to project prepayments, default rates, and loss severities.

The month-by-month projections of future loan performance are allocated to the various security classes in each securitization structure in accordance with the structure’s prescribed cash flow and loss allocation rules.  When the credit enhancement for the senior securities in a securitization is derived from the presence of subordinated securities, losses are allocated first to the subordinated securities until their principal balance is reduced to zero.  The projected cash flows are based on a number of assumptions and expectations, and the results of these models can vary significantly with changes in assumptions and expectations.  The scenario of cash flows determined based on the model approach described above reflects a best-estimate scenario.

At each quarter end, the Company compares the present value of the cash flows expected to be collected on its PLRMBS to the amortized cost basis of the securities to determine whether a credit loss exists.

Prepayments on PLRMBS generally occur as the result of the underlying mortgage holders’ refinancing their mortgage, selling the mortgaged property, or being foreclosed on.  Generally increases in prepayment rates decrease credit risk in the security because bond principal is received by the security holder at par for securities with remaining credit support.  Prepayment assumptions used in our cash flow modeling are based on historical prepayment speeds of specific tranches of securities.

4.              We note your response and proposed disclosure to prior comment 3 from our letter dated February 18, 2010.  For each private residential CMO security with at least one rating below investment grade, as shown in the tabular disclosure in your response, please further revise future filings to disclose the following additional information as of the most recent period end: actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral.  Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Response:

The following disclosure will be included in our future filings with the Commission, including our filing on Form 10-K for the year ended December 31, 2009:

(Dollars in thousands)

Description	Current Book Value	Market Value	Unrealized (Loss) or Gain	Rating	Agency	12 Month Historical Prepayment Rates %	Projected Default Rates %	Projected Severity Rates %	Original Purchase Price %	Current Credit Enhancement %
PHHAM	$3,777	$3,078	$(699)	CC	Fitch	12.42	37.5	45.9	97.25	6.53

RAST	3,588	2,417	(1,171)	C	Fitch	9.95	25.5	44.5	98.5	3.67

CWALT 1	1,277	906	(371)	CC	Fitch	13.38	23.9	36.6	100.73	9.04

CWALT 2	559	462	(97)	CC	Fitch	13.36	29.7	35.9	101.38	8.64

CWALT 3	2,862	2,582	(280)	CCC	S&P	11.84	23.1	30.0	100.25	10.59

FHAMS	3,021	2,110	(911)	CC	Fitch	15.77	21.8	32.6	95.00	4.32

CHASE	376	361	(15)	CC	Fitch	17.39	21.2	33.7	93.25	5.21

BOAA	849	732	(117)	CC	Fitch	9.05	13.6	28.5	95.00	6.20

GSR	3,355	2,786	(569)	CC	Fitch	13.48	24.0	35.5	96.25	4.72

CWHL	2,934	2,934	—	CCC	Fitch	19.26	19.2	29.2	92.00	4.39

BOAA	234	146	(88)	BB	Fitch	7.53	11.7	30.1	97.25	5.86

BAFC	1,398	1,529	131	CCC	S&P	10.07	25.8	38.9	63.50	5.65

TOTALS	$24,230	$20,043	$(4,187)

*  *  *  *  *  *  *  *  *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (559) 323-3420 (telephone) or dave.kinross@cvcb.com (email) with any questions or comments regarding this letter.

Respectfully submitted,

Central Valley Community Bancorp

By:	/s/ David A. Kinross
Senior Vice President and Chief Financial Officer